CHINACAST EDUCATION CORPORATION

Suite 08, 20/F, One International Financial Centre, 1 Harbour View Street
Central, Hong Kong

November 23, 2010

Larry Spirgel Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington D.C. 20549

Re:	ChinaCast Education Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed on March 29, 2010

Dear Mr. Spirgel:

ChinaCast Education Corporation (the “Company”) is in receipt of the Staff’s letter dated November 15, 2010 with respect to comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

After discussions with our legal counsel and our board of directors, we have determined that we would be in a position to file a comprehensive response no later than December 10, 2010.  Due to various factors, including the additional time needed to thoroughly review the Staff’s comments, together with the referenced Form 10-K with our internal accounting team and auditors, we require this additional time to respond.

Please feel free to contact our counsel Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

Sincerely,

/s/ Antonio Sena Antonio Sena Chief Financial Officer

cc: Mitchell Nussbaum Loeb & Loeb LLP